As filed with the United States Securities and Exchange Commission on June 24, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

UNILEVER PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Steven Rapp, Esq.
Unilever United States, Inc.
700 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 894-4000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one deposited ordinary share of Unilever plc	200,000,000	$0.05	$10,000,000	$1,288
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13)

	(v)	The sale or exercise of rights	Reverse, Paragraph (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse, Paragraphs (22) and (23)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face, Paragraphs (2), (3) and (4)

(x)	Limitation upon the liability of the depositary	Reverse, Paragraphs (19) and (20)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts	Face, Paragraphs (3), (4), (7) and (10)

Item 2. AVAILABLE INFORMATION	Face, Paragraph (13)

(b) Statement that Unilever plc is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Second Amended and Restated Deposit Agreement among Unilever plc, Deutsche Bank Trust Company Americas as successor Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.  Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Unilever plc, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 24, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Unilever plc

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/s/ Thomas Mathew
Name: Thomas Mathew
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Unilever plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Colworth, United Kingdom on June 24, 2014.

Unilever plc

By:	/s/ P Polman
Name: P Polman
Title: Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints each of Tonia Lovell, Ritva Sotomaa, Michiel Roovers, Richard Hazell, Julian Thurston, David Schwartz and Steven Rapp, and each of them severally, his/her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his/her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his/her name and on his/her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 24, 2014.
SIGNATURES

Signature	Title

/s/ P Polman	Chief Executive Officer
P Polman

/s/ JM Huët	Chief Financial Officer
JM Huët

/s/ C Nichols	Group Controller
C Nichols

/s/ L Cha	Non-Executive Director
L Cha

/s/ A Fudge	Non-Executive Director
A Fudge

/s/ B Grote	Non-Executive Director
B Grote

Non-Executive Director
H Nyasulu

/s/ J Rishton	Non-Executive Director
J Rishton

/s/ M Treschow	Non-Executive Director
M Treschow

/s/ L Fresco	Non-Executive Director
L Fresco

/s/ M Ma	Non-Executive Director
M Ma

/s/ Sir Malcolm Rifkind	Non-Executive Director
The RT Hon Sir Malcolm Rifkind MP

/s/ K Storm	Non-Executive Director
K Storm

Non-Executive Director
P Walsh

/s/ S Rapp	Authorized Representative in the United States
S Rapp

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Second Amended and Restated Deposit Agreement (d) Opinion of counsel to the Depositary